EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the Three
Months Ended
March 31, 2015
EARNINGS:
Earnings before income taxes	$84,378
Fixed charges	48,411
Add: Amortization of capitalized interest	140
Less: Interest capitalized	—
Earnings available for fixed charges (A)	$132,929

FIXED CHARGES:
Interest and other financial charges	$35,895
Costs associated with sale of receivables	—
Portion of rents representing interest expense	12,516
Total fixed charges (B)	$48,411

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.75x